UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

FLOTEK INDUSTRIES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

343389102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA 98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,595,383
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,795,960
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,795,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,795,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 242,656
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 242,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 7,391,343
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,633,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 155,774(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 7,391,343
PERSON WITH	9	SOLE DISPOSITIVE POWER 155,774(1)
	10	SHARED DISPOSITIVE POWER 7,633,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,789,773 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

(1) Includes 155,774 shares of Common Stock granted to Mr. Nierenberg in his capacity as a director of the Issuer, of which 52,000 shares of Common Stock are vested and 103,774 shares of Common Stock that have not yet vested.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Flotek Industries Inc, (the “Issuer”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by amending and/or supplementing such Items as indicated below.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On March 22, 2022, the Notes held by the Family Fund, the Bulldog Fund and the Managed Account were converted at the option of the Reporting Persons into shares of Common Stock.
The Reporting Persons elected to convert the Notes held by the Family Fund, the Bulldog Fund and the Managed Account because:
•
The Reporting Persons hope that the two long term chemical supply contracts which the Issuer signed with ProFrac Holdings, LLC (“ProFrac”) may enable the Issuer to become a scale player in fracking chemistry, with sufficient cost reduction and absorption opportunities for the Issuer to attain positive EBITDA sometime during the second half of this year and to grow in years ahead.

•
Both the Issuer and ProFrac are green leaders which the Reporting Persons believe should make them attractive vendors to operators who increasingly are compelled by regulation and shareholders to mitigate environmental harm associated with the drilling and production of hydrocarbons.

•	The Issuer recently strengthened its balance sheet with a $21.2M PIPE.
•	The Reporting Persons believe that that the Issuer has a strong, experienced board of directors.
•	The Issuer recently promoted Ryan Ezell to Chief Operating Officer in recognition of the quality of the operations team which he built and leads.
•
The Reporting Persons believe that current the current geo-political environment demonstrates that American hydro-carbon production is a national asset which probably enjoys a much longer, and more essential, production runway than previously had been expected. For example, American natural gas is vital to weaning Europe from Russian dependency. While solar and wind energy will continue growing, the Reporting Persons believe that back-up sources are absolutely necessary today, and will continue to be, for a considerable period of time until renewables demonstrate that they are sufficiently reliable, storable, and transportable as sources of power, which, in the opinion of the Reporting Persons, is all the more reason for operators to embrace the Issuer and ProFrac as responsible providers of environmental solutions to our current energy needs.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 79,617,743 Shares outstanding as of November 8, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021, plus 2,793,030 shares of Common Stock issued upon the conversion of the Notes (as described more fully in Items 4 and 6).
As of the close of business on the date hereof, the Family Fund individually beneficially owned 2,595,383 Shares, constituting approximately 3.1% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 4,795,960 Shares, constituting approximately 5.8% of all of the outstanding Shares.
As of the close of business on the date hereof, Haredale Limited individually beneficially owned 242,656 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account, as discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 7,633,999 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 9.3% of all of the outstanding Shares.
By virtue of his relationship with NIMCO, as discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the  7,789,773  Shares, consisting of (i) 155,774 Shares held directly and (ii) the  7,633,999  Shares beneficially owned by NIMCO, constituting approximately 9.5% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own  7,789,773  Shares, constituting approximately 9.5% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Bulldog Fund.
The Managed Account has sole power to vote or direct the vote of the Shares held by the Managed account, and the Managed Account, NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held directly by him.

(c)            During the past sixty (60) days, other than the acquisition and conversion of the Notes described more fully in Items 4 and 6, the Reporting Persons did not trade in the securities of the Issuer.
(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not Applicable.
Item 6.  Interest in Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
On March 22, 2022, the Notes held by the Family Fund, the Bulldog Fund and the Managed Account were fully converted into Common Stock in accordance with their terms.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., By: Nierenberg Investment Management Company, Inc. Its: General Partner

March 23, 2022	By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd. By: Nierenberg Investment Management Company, Inc. Its: Investment Manager

March 23, 2022	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

March 23, 2022	By:	/s/ David Nierenberg
David Nierenberg, President

March 23, 2022	/s/ David Nierenberg
David Nierenberg